 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

AMERICAN SPECTRUM REALTY, INC.
(Name of Subject Company)

COASTAL REATLY BUSINESS TRUST, SCM SPECIAL FUND 3, LP
AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

02970Q203
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$47,500	$5.52
*	For purposes of calculating the filing fee only. Assumes the purchase of 190,000 Units at a purchase price equal to $0.25 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5.37
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: December 23, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: COASTAL REALTY BUSINESS TRUST AND SCM SPECIAL FUND 3, LP (collectively the “Purchasers”) to purchase up to 185,000 shares of common stock (the “Shares”)  in American Spectrum Realty, Inc. (the “Corporation”), the subject company, at a purchase price equal to $0.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated December 23, 2014 (the “Offer Date”) and the related Assignment Form.

This Offer is hereby amended to increase the number of Shares the Purchasers are offering to purchase from 185,000 to 190,000.  The 190,000 Shares subject to the Offer constitute 5.13% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $47,500 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated December 23, 2014*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated December 23, 2014*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)-(5)	Press Release.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 23, 2014

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director